04036268

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

August 4, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
AUG 13 2004
WASH. D.C. 185 SECTION

SUPPL

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release which was distributed today.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

82-5143

LINDSEY MORDEN GROUP INC.

News Release:	August 4, 2004
Listed:	The Toronto Stock Exchange
Stock Symbol:	LM

FOR IMMEDIATE RELEASE

Dateline – Toronto, Ontario

TORONTO – Lindsey Morden Group Inc. announced today that its board of directors has accepted the resignation of Karen Murphy as President and Chief Executive Officer of Lindsey Morden and Cunningham Lindsey U.S., Inc.

The board named Jan Christiansen as new President and Chief Executive Officer of Lindsey Morden and Cunningham Lindsey U.S. Mr. Christiansen has 30 years of global experience in a variety of industries. During the last 10 years he has focused on the service industry in the role of Chief Financial Officer, first with Panalpina, an integrated international freight forwarder and later with USF Worldwide Inc., a subsidiary of USF Corporation.

James Dowd, Chairman of Lindsey Morden, said, "The board has accepted Ms. Murphy's decision to resign and expresses its appreciation for her contribution to the company during the last 4 years. Ms. Murphy felt that given the recent successful completion of the previously announced sale of the third party administration business in the United States and refinancing of Lindsey Morden's short term indebtedness, the timing of her resignation was appropriate. We wish her success in her future endeavors. We also feel fortunate that Mr. Christiansen is available to lead Lindsey Morden. His experience in global markets and the service industry is an excellent fit for us."

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East.

For further information, please contact Peter Fritze, Senior Vice-President, Corporate Affairs of Lindsey Morden Group Inc. at (416) 596-8020.

wave
SECURITIES℠

August 12, 2004

Securities Exchange Commission
450 5th Street, NW
Washington, DC 20549

RE: SEC Net Capital Rule 15c3-1(e)(1)(i)

Dear Sir or Madam:

Pursuant to the provisions relating to the withdrawal of equity capital, please accept this letter as notice of Wave Securities L.L.C. (the 'firm') intention to withdraw $10 million dollars of equity capital from the firm on August 16, 2004. These funds represent a return of capital to our parent firm, Archipelago Holdings, Inc. and comprise 46 % of excess net capital. We have enclosed a net capital computation pre and post-withdrawal based upon our July 31, 2004 financial statements. After the withdrawal, our excess net capital will be $10,514,569 and the percentage of net capital to aggregate indebtedness will be 119%.

If you have any questions or comments, please contact me directly at 312.442.7009

Best Regards,

Mark Salvato
Financial/Operational Principal
Wave Securities, L.L.C.
SEC ID #8-50376
NASDR BD #43705
NFA ID #0320601

Attachments

wave
SECURITIES℠

CC:

Securities Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, Il. 60604
Fax # 312-353-7398

NASD, INC.
1735 K Street, NW, 6th Floor
Washington, DC 20006-1506
Attn: Compliance Dept.
Fax# 202-728-8341

NASDR – District 8A
C/O: Mr. Chris Kaita
55 West Monroe, Suite 2700
Chicago, Il. 60603-1002
Fax # 312-606-0742

Commodity and Futures Trading Commission
Three Lafayette Centre
1155 21st Street, NW
Washington, DC 20581
Fax # 202-418-5521

Wave Securities L.L.C.
Pro-Forma Capital Computation
as of: 07/31/2004

BD# 43705
SEC File#8-50376

wave SECURITIES℠

Computation of Net Capital

			Pre-Withdrawal	Post-Withdrawal
1		Total Ownership Equity	$ 32,256,350	$ 22,256,350
2		Non-allowable Owners Equity	$ -	$ -
3		Total Owners Equity Qualified for Net Capital	$ 32,256,350	$ 22,256,350
4		Subordinated Debt (allowable)	$ -	$ -
5		Total Capital and Subordinated Debt	$ 32,256,350	$ 22,256,350
6		Deductions and Charges		
	A.	Non-allowable assets	$ (10,356,090)	$ (10,356,090)
7		Other additions and or Credits	$ -	$ -
8		Net Capital before Haircuts on Securities positions	$ 21,900,260	$ 11,900,260
9		Haircuts on securities		
	C4.	Other Securities	$ (680,265)	$ (480,265)
10		Net Capital	$ 21,219,995	$ 11,419,995

Wave Securities L.L.C.
Pro-Forma Capital Computation
as of: 07/31/2004

BD# 43705
SEC File#8-50376

wave
SECURITIES℠

Computation of Basic Net Capital Requirement

		Post Withdrawal	Post-Withdrawal
11	Minimum Net Capital Required (6 2/3% of AI)	$ 905,426	$ 905,426
12	Minimum Net Capital Required	$ 100,000	$ 100,000
13	Net Capital Requirement (Greater of Line 11 or 12)	$ 905,426	$ 905,426
14	Excess Net Capital (line 10 less line 13)	$ 20,314,569	$ 10,514,569
15	Excess Net capital at 1000%	$ 20,100,571	$ 10,300,571

Computation of Aggregate Indebtedness

16	Total A.I. Liabilities	$ 13,580,710	$ 13,580,710
17	Additions	$ -	
18	Total Aggregate Indebtedness	$ 13,580,710	$ 13,580,710
19	Percentage of Aggregate Indebtedness to Net Capital	**64%**	**119%**
20	Debt to Debt-Equity total	**0%**	**0%**